SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 14)

Fresh Del Monte Produce Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G36738105

(CUSIP Number)

Marlene M. Gordon

Senior Vice President, Chief Administrative Officer and General Counsel

Fresh Del Monte Produce Inc.

c/o Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, Florida 33134

(305) 520-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Mohammad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,220,790(1)(2) (See Item 5)
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 7,066,530(1) (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0(1) (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,220,790(1)(2) (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

(1)

The amount of Ordinary Shares over which this Reporting Person has sole voting power includes 20,000 Ordinary Shares over which Mahira Nabulsi Abu-Ghazaleh, this Reporting Person’s spouse, has sole dispositive power. The amount of Ordinary Shares over which this Reporting Person has sole dispositive power excludes 20,000 Ordinary Shares over which Mahira Nabulsi Abu-Ghazaleh has sole dispositive power.

(2)

Includes 7,154,260 shares over which this Reporting Person holds an irrevocable voting proxy with respect to all matters to be voted on by the shareholders at every annual, special or adjourned meeting or acted upon in a written consent in lieu of a meeting, except that each shareholder who has granted this Reporting Person an irrevocable voting proxy reserves the right to vote the shares with respect to any proposal relating to a change of control. See “Item 6—Irrevocable Voting Proxy.”

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1.	NAMES OF REPORTING PERSONS Amir Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,248,308(1) (See Item 5)
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 3,248,308 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,248,308 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

(1)

Mohammad Abu-Ghazaleh holds an irrevocable voting proxy with respect to such shares on matters to be voted on by the shareholders at every annual, special or adjourned meeting or acted upon in a written consent in lieu of a meeting, except that this Reporting Person reserves the right to vote the shares with respect to any proposal relating to a change of control. See “Item 6—Irrevocable Voting Proxy.”

13D

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This Amendment No. 14 (“Amendment No. 14”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 17, 1998, as amended by Amendment No. 1 thereto filed on January 28, 1999, Amendment No. 2 thereto filed on July 30, 2003, Amendment No. 3 thereto filed on November 13, 2007, Amendment No. 4 thereto filed on February 24, 2009, Amendment No. 5 thereto filed on June 15, 2009, Amendment No. 6 thereto filed on January 26, 2010, Amendment No. 7 thereto filed on July 7, 2010, Amendment No. 8 thereto filed on March 17, 2011, Amendment No. 9 thereto filed on February 3, 2015, Amendment No. 10 thereto filed on February 17, 2016, Amendment No. 11 thereto filed on February 8, 2017, Amendment No. 12 thereto filed on February 9, 2018 and Amendment No. 13 thereto filed on November 19, 2018 (as so amended, the “Schedule 13D”), with respect to the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), of Fresh Del Monte Produce Inc., a Cayman Islands exempted company (the “Company”). This Amendment No. 14 amends Items 2 through 7 in order to update information therein, including to update Item 5 to reflect the current beneficial ownership and the percentage of the class of Ordinary Shares beneficially owned by the Reporting Persons, as adjusted from the information previously set forth in the Schedule 13D to reflect acquisitions and dispositions. Except as otherwise set forth herein, this Amendment No. 14 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”). The principal executive offices of the Issuer are located at 241 Sevilla Avenue, Coral Gables, FL 33134.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Amendment No. 14 is hereby filed by the Reporting Persons.

(a) Names of the Reporting Persons.

(1) Mohammad Abu-Ghazaleh

(2) Amir Abu-Ghazaleh

The Schedule 13D previously included certain additional individuals as Reporting Persons who either own less than 5.0% or no longer beneficially own any Ordinary Shares and are no longer Reporting Persons for purposes of this Schedule 13D.

(b) Residence or business address of the Reporting Persons.

(1) The business address of Mohammad Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.

(2) The business address of Amir Abu-Ghazaleh is c/o Ahmed Abughazaleh & Sons Co. Ltd., Plot 193, 2nd Industrial Area, Al Khan St. Sharjah, United Arab Emirates

(c) Present principal occupation or employment.

(1) Mohammad Abu-Ghazaleh’s present principal occupation is Chairman of the Board, Director and Chief Executive Officer of the Company. The Company’s global business is one of the world’s leading vertically integrated producers, marketers, and distributors of high quality fruit and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared fruits and vegetables, juices, beverages and snacks in Europe, Africa and the Middle East. The Company’s principal executive office is located at c/o Intertrust SPV (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands, and its U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida, 33134.

(2) Amir Abu-Ghazaleh’s present principal occupation is General Manager of Abu-Ghazaleh & Sons Co. Ltd. The principal business of Abu-Ghazaleh & Sons Co. Ltd. is the distribution and marketing of fresh produce. The address of Abu-Ghazaleh & Sons Co. Ltd. is No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates. Amir Abu-Ghazaleh is also a Director of the Company.

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(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

(1) Each of Mohammad Abu-Ghazaleh and Amir Abu-Ghazaleh is a citizen of Jordan.

Item 3. Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

Ordinary shares acquired by Mohammad Abu-Ghazaleh and Amir Abu-Ghazaleh were acquired pursuant to awards made under equity compensation plans of Fresh Del Monte Produce Inc.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

All Ordinary Shares acquired by Reporting Persons since the date of Amendment No. 13 were acquired by gift, as part of a transfer for no consideration or as compensation for continued service as an officer and/or director of Fresh Del Monte Produce Inc. It is expected that Mohammad Abu-Ghazaleh and Amir Abu-Ghazaleh will acquire Ordinary Shares through awards under Fresh Del Monte Produce Inc.’s equity compensation plans in consideration of their continued service as an officer and/or director, consistent with past practice.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) The following table sets forth the aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person. Each Reporting Person other than Mohammad Abu-Ghazaleh disclaims beneficial ownership of the Ordinary Shares held by each other Reporting Person except to the extent of such Reporting Person’s pecuniary interest therein. To the best knowledge of the Reporting Persons, and except as described herein, none of Reporting Persons own or beneficially own any additional Ordinary Shares.

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	Ordinary Shares Beneficially Owned
Reporting Person	Outstanding Ordinary Shares	Ordinary Shares Underlying Currently Outstanding Restricted Share Units and Related Dividend Equivalent Units	Ordinary Shares Underlying Currently Outstanding Stock Options	Aggregate Ordinary Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)
Mohammad Abu-Ghazaleh(2)	14,121,990	2,200	96,600	14,220,790	29.9%
Amir Abu-Ghazaleh	3,247,208	1,100	—	3,248,308	6.8%

(1)	Based on 47,605,488 Ordinary Shares outstanding as of February 11, 2022.
(2)

Amounts exclude 20,000 Ordinary Shares over which Mahira Nabulsi Abu-Ghazaleh, this Reporting Person’s spouse, has sole dispositive power. The amount of Ordinary Shares over which this Reporting Person has sole voting power includes such 20,000 Ordinary Shares.

(b) The following table sets forth the number of Ordinary Shares beneficially owned by each Reporting Person over which such person has sole voting power, shared voting power, sole dispositive power or shared dispositive power. To the best knowledge of the Reporting Persons, and except as described herein, none of Reporting Persons own or beneficially own any additional Ordinary Shares.

	Ordinary Shares Beneficially Owned
Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mohammad Abu-Ghazaleh(1)	14,220,790	—	7,066,530	—
Amir Abu-Ghazaleh	3,248,308	—	3,248,308	—

(1)

Amounts exclude 20,000 Ordinary Shares over which Mahira Nabulsi Abu-Ghazaleh, this Reporting Person’s spouse, has sole voting power and sole dispositive power. The amount of Ordinary Shares over which this Reporting Person has sole voting power includes such 20,000 Ordinary Shares.

(c) Other than the vesting of dividend equivalent rights, restricted stock units and performance stock units per the terms of those awards, the Reporting Persons have not effected any transactions in the Ordinary Shares during the 60-day period prior to the date set forth on the signature pages of this Amendment No. 14.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

Irrevocable Voting Proxy

This Amendment No. 14 is filed as a result of the termination of the Amended and Restated Voting Agreement, dated as of January 19, 2010, and as further amended (the “Amended Voting Agreement”), by and among each of the investors named therein (the “Abu-Ghazaleh Investors”) in their capacity as shareholders of the Company and Mohammad Abu-Ghazaleh. Pursuant to the Amended Voting Agreement, Mohammad Abu-Ghazaleh has elected to terminate the Amended Voting Agreement in order to streamline the reporting requirements of the U.S. Securities and Exchange Commission for the Abu-Ghazaleh Investors. The termination of the Amended Voting Agreement became effective upon Mohammad Abu-Ghazaleh’s receipt of an irrevocable proxy agreement from each of the Abu-Ghazaleh Investors. In connection with the termination of the Amended Voting Agreement, each of the Abu-Ghazaleh Investors have entered into an Irrevocable Proxy Agreement with Mohammad Abu-Ghazaleh, dated as of February 18, 2020 (each, an “ Irrevocable Proxy Agreement”) pursuant to which each Abu-Ghazaleh Investor irrevocably and unconditionally appoints Mohammad Abu-Ghazaleh as its sole and exclusive attorney-in-fact and proxy, with full power of substitution and re-substitution, to vote and exercise during the proxy term, in a manner Mohammad Abu-Ghazaleh deems in his sole and absolute discretion appropriate, all voting, consent and similar rights (to the full extent that the Abu-Ghazaleh Investor would be entitled to so vote and exercise them, and including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of holders of any security issued by the Company and in every written consent in lieu of such a meeting, with respect to the Abu-Ghazaleh Investor’s shares on the terms and conditions set forth in the Irrevocable Proxy Agreement, except under the terms of the Irrevocable Proxy Agreement, each Abu-Ghazaleh Investor reserves the right to vote the shares with respect to any proposal relating to a change of control.

Item 7. Material to be Filed as Exhibits.

The following text is added at the end of Item 7.

19	Letter re Termination of Amended and Restated Voting Agreement, attached hereto as Exhibit 19.

20	Form of Irrevocable Proxy Agreement, dated as of February 18, 2020, attached hereto as Exhibit 20.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2022

MOHAMMAD ABU-GHAZALEH

By:	/s/ MOHAMMAD ABU-GHAZALEH
Name:	MOHAMMAD ABU-GHAZALEH

AMIR ABU-GHAZALEH

By:	/s/ AMIR ABU-GHAZALEH
Name:	AMIR ABU-GHAZALEH